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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                           REGENCY CENTERS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        Options to Purchase Common Stock,
                            par value $0.01 per share
                         (Title of Class of Securities)

                                    758849103
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               J. Christian Levitt
                              Senior Vice President
                           Regency Centers Corporation
                       121 West Forsyth Street, Suite 200
                           Jacksonville, Florida 32202
                            Telephone: (904) 598-7000
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                               -------------------

                                    Copy to:
                                 Linda Y. Kelso
                               Foley & Lardner LLP
                        One Independent Drive, Suite 1300
                           Jacksonville, Florida 32202
                            Telephone: (904) 359-2000

                            -------------------------

                            Calculation of Filing Fee

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   Transaction Value Amount*                         Amount of Filing Fee
--------------------------------------------------------------------------------
          $6,763,641                                       $856.95
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     *Calculated solely for purposes of determining the filing fee. This amount assumes that the reload right feature on options to purchase 1,623,219 shares of common Stock of Regency Centers Corporation having an aggregate value of approximately $6,763,641 will be exchanged pursuant to this offer. The aggregate value of such reload rights were calculated using a binomial option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per each $1.0 million of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:        $856.95
     Form or Registration No.:      Schedule TO
     Filing Party:                  Regency Centers Corporation
     Date Filed:                    December 10, 2004

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [_]

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

      This Amendment No. 3 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 10, 2004, as amended by Amendment No. 1 filed on January 5, 2005 and Amendment No. 2 filed on January 6, 2005, by Regency Centers Corporation, a Florida corporation ("Regency"), relating to an offer by Regency to its current employees to exchange (the "Offer to Exchange") the reload feature on their unexercised options (the "Reload Rights") to purchase Regency common stock (the "Common Stock") (whether vested or unvested) that were issued under Regency's Long Term Omnibus Plan, as amended (the "Omnibus Plan"), for either (1) newly issued options to purchase Common Stock pursuant to the Omnibus Plan (the "New Options") or (2) a newly issued stock rights award issued pursuant to the Omnibus Plan (the "Stock Rights Awards") that will represent the right to receive shares of Common Stock upon vesting, upon the terms and subject to the conditions set forth in the Offer to Exchange, the related individualized spreadsheet and election forms previously filed as an exhibit to the Schedule TO as Exhibits (a)(2), (a)(3) and (a)(4). Except as amended hereby, all of the terms of the offer and all disclosures set forth in the Schedule TO and the Offer to Exchange remain unchanged.

Item 12.      Exhibits

         Item 12(a) of the Tender Offer Statement is hereby amended and restated as follows:

         (a)      (1)   Offer to Exchange, dated December 10, 2004*

                  (2)   Form of Individualized Spreadsheet*

                  (3)   Election Form for California, Oregon and Texas
                        Residents*

                  (4) Election Form for Colorado, Florida, Georgia, Missouri, Ohio and Virginia Residents*

                  (5)   Form of Email Notice re Informational Telephone
                        Conference*

                  (6) First Supplement to Offer to Exchange, dated January 5, 2005*

                  (7)   Form of Reminder Email Notice

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         *Previously filed.






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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, correct and complete.

                                        REGENCY CENTERS CORPORATION

                                        By:    /s/ J. Christian Levitt
                                           -------------------------------------
                                               J. Christian Levitt
                                               Senior Vice President

Date:  January 10, 2005








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



                                INDEX TO EXHIBITS

   Exhibit
   Number         Description

   -------        ---------------
    (a)(1)      Offer to Exchange, dated December 10, 2004*
    (a)(2)      Form of Individualized Letter and Spreadsheet*
    (a)(3)      Election Form for California, Oregon and Texas Residents*
    (a)(4) Election Form for Colorado, Florida, Georgia, Missouri, Ohio and Virginia Residents*
    (a)(5)      Form of Email Notice re Schedule of Informational Telephone
                Conference*
    (a)(6)      First Supplement to Offer to Exchange, dated January 5, 2005*
    (a)(7)      Form of Reminder Email Notice
    (d)(1) Regency Centers Corporation Long Term Omnibus Plan filed as an appendix to the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission (the "Commission") on April 3, 2003, and incorporated herein by reference*

--------------
*Previously filed.








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